

August 15, 2012

Via E-mail
William Threadgill
President
Synthetic Fixed-Income Securities, Inc.
301 South College Street
Charlotte, North Carolina 28288

> **Re:** **STRATS Trust for Ambac Financial Group, Inc. Securities, Series 2007-1**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-33605**

Dear Mr. Threadgill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 31.1 Rule 13a-14 Certification

1. We note that paragraph 1 of your certification differs from the required certification. In particular, you state you have reviewed "all reports on Form 10-D containing distribution or servicing reports filed in respect of periods included in the year covered by this annual report of the Trust". The certification should reflect the language exactly as set forth in Item 601(b)(31)(ii), which includes all reports on Form 10-D required to be filed. The certification should not be limited to only Form 10-D reports that contain distribution or servicing reports. Please confirm that you will revise accordingly in future filings.

2. We note that paragraph 2 of your certification differs from the required certification. In particular, you state that "the information in these reports" does not contain any untrue statement of material fact "as of the last day of the period covered by this annual report". The certification should reflect the language exactly as set forth in the

instructions to Item 601(b)(31)(ii), which specifically includes the entirety of the reports required to be covered by the certification and covers the entire time period covered by the reports. Please confirm that you will revise accordingly in future filings.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, you may contact David Beaning at (202) 551-6455 or me at (202) 551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel